SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                         UCI MEDICAL AFFILIATES, INC.
                                (Name of Issuer)




                Common     Stock,     Par    Value    $0.05    Per Share
                         (Title of Class of Securities)




                              902633 10 6
                            (CUSIP Number)




This amendment to Schedule 13G is being filed pursuant to Rule 101(a)(2)(ii) of Regulation S-T.





                      (Continued on following pages.)

CUSIP No.:  902633 10 6             13G
          ---------------



1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Marion Fletcher McFarland, III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  /   /  (b)

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                                      5.   SOLE VOTING POWER            681,294
Number of Shares
                                      6.   SHARED VOTING POWER                0
Beneficially Owned By
                                      7.   SOLE DISPOSITIVE POWER       681,294
Each Reporting Person With:
                                      8.   SHARED DISPOSITIVE POWER           0



9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,294

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES/  /


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.95 %


12.      TYPE OF REPORTING PERSON
                  IN

                  The statement on Schedule 13G ( the "Statement") filed on February 14, 1986 by Marion Fletcher McFarland, III with respect to the common stock, par value $0.05 per share (the "Common Stock"), of UCI Medical Affiliates, Inc. as amended, is hereby further amended by amendments to Item 4, Ownership.

Item 4.           Ownership.

                  Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and
                  (c) of the Statement and substituting in their place the following:

                  "(a)     Amount Beneficially Owned:

                  Marion F. McFarland, III, M.D. has direct beneficial ownership of 681,294 shares of Common Stock. This amount includes 159,450 shares of Common Stock that Dr. McFarland has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 1999, granted by the Company to Dr. McFarland.

                  (b)      Percent of Class: 6.95 %

                  (c) Number of shares of Common Stock as to which Marion Fletcher McFarland has:

                           (i)sole power to vote or to direct the vote: 681,294

                           (ii)shared power to vote or to direct the vote:  -0-

                           (iii)sole power to dispose or to direct the
                                disposition of: 681,294

                           (iv) shared power to dispose or to direct the
                                disposition of:  -0-"



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                              /s/  Marion  Fletcher   McFarland,III, MD
                                   Marion Fletcher McFarland, III, M.D.

Date: February 10, 2000